March 2, 2009

Faheem Hasnain
President and Chief Executive Officer
1400 Seaport Boulevard
Redwood City, CA 94063

      Re: PDL BioPharma, Inc.
             Form 10-K for the Year Ended December 31, 2007
             Filed March 13, 2008
             File No. 000-19756

Dear Mr. Hasnain:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                 Sincerely,

                 Jeff Riedler
                 Assistant Director